 4397 SOUTH ALBRIGHT DRIVE • SALT LAKE CITY, UTAH 84124

 (801) 277-2763 PHONE • (801) 277-6509 FAX

July 16, 2018

U.S. Securities and Exchange Commission

Office of the Chief Accountants

100 F Street, NE

Washington, DC 20549

RE: FUTURE HEALTHCARE OF AMERICA. File No. 000-54917

Dear Sir or Madam,

We have been notified by FUTURE HEALTHCARE OF AMERICA. that the Company has elected to change their independent registered public accounting firm.  We confirm that we have not had any disagreement with management on accounting and or financial disclosure. We have read the 8-K as it pertains to the change in registrant’s certifying accountant and agree with the disclosures made therein.  We confirm that Gregory & Associates, LLC has not had any disagreement with management over accounting and or financial disclosure.

/s/ Gregory and Associates, LLC

Gregory and Associates, LLC